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Submission Query Results


02059017

The number of results returned is 1.

Company: HARMAN INTERNATIONAL INDUSTRIES INC/NY		
Accession Number: 9999999997-02-051986	**Received Date:** 09/18/2002 8:00 AM	**Co-Reg:** No
CIK: 0000045623	**Filing Date:** 09/18/2002 8:00 AM	**DCN:** 02057848
File Number: 001-05073	**Status:** Disseminated	**E/P:** P
Sub Type: ARS	**Doc Cnt:** 1	**CC:** No
Error:	**Protocol:** Modernized Paper	**Hardship:** None

PROCESSED

SEP 2 5 2002

THOMSON FINANCIAL